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                             October 13, 2023

       Scott R. Behrens
       Chief Executive Officer
       Stepan Company
       1101 Skokie Blvd., Suite 500
       Northbrook, Illinois 60062

                                                        Re: Stepan Company
                                                            Annual Report on
Form 10-K for the year ended December 31, 2022
                                                            Response Dated
October 4, 2023
                                                            File No. 001-04462

       Dear Scott R. Behrens:

              We have reviewed your October 4, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8,
       2023 letter.

       Response Dated October 4, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       23

   1.                                                   Your response to prior
comment 1 states that customer    interest has not translated into
                                                        material product demand
shifts or pressure on the Company to alter its own emissions profile or energy
sources," but also that some customers are working with the Company to develop new or modified
products and that the Company has developed and continues to develop products that
create lower emissions and/or utilize alternative energy sources.
                                                        Please provide more
information regarding your collaboration with such customers, including the extent to
which new or modified products are being developed to help meet emissions reduction
targets of your primary customers. Additionally clarify whether your development of products
that create lower emissions and/or utilize alternative energy sources are related to
changes in customer interest. Tell us how you considered disclosing
 Scott R. Behrens
Stepan Company
October 13, 2023
Page 2
         such product development and customer collaboration as indirect consequences of climate-related business trends. Your response should explain how you reach materiality determinations, providing qualitative and/or quantitative information in support thereof.
       Please contact Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047
with any questions.



                                                              Sincerely,
FirstName LastNameScott R. Behrens
                                                              Division of
Corporation Finance
Comapany NameStepan Company
                                                              Office of
Industrial Applications and
October 13, 2023 Page 2                                       Services
FirstName LastName